Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

September 22, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Timothy Collins

Timothy S. Levenberg

Division of Corporation Finance

Office of Energy &Transportation

M3-Brigade Acquisition III Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 08, 2021

File No. 333-256017

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 2 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated September 20, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Expressions of Interest, page 26

1.

You added disclosure that the representative “and/or its affiliates or accounts over which it and/or its affiliates have discretionary authority have expressed an interest in purchasing up to 6.5%” of the offered units, which could be increased “in the aggregate” up to 9.9%. Please revise your disclosure to identify each of the referenced “entities” and to clarify whether each might purchase up to 9.9% or if instead that amount refers to the ceiling for all purchases by the representative, its affiliates, and the accounts over which they have discretionary authority. If the 9.9% refers to the amount each such entity which has expressed an interest might purchase, then please clearly disclose the maximum amount of units (and percentage of the offering) which all such entities could purchase in total. In that case, also disclose that if these entities purchase the units (either in this offering or after) and vote in favor of your initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve your initial business combination, and disclose the percentage required if you solicit proxies for a business combination.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has amended the disclosure in the Registration Statement to reflect that the referenced entities (consisting of Cantor Fitzgerald Securities, its affiliates or certain accounts over which it or its affiliates have discretionary authority) have indicated that they do not intend to purchase more than an aggregate of 9.99% of the units offered in this offering. The Company has disclosed that such entities will not enter into voting or non-redemption agreements with respect to such units. Please see pages 27 and 180.

Capitalization, page 85

2.

We note you removed the warrant liabilities from the presentation of your capitalization and in your calculation of dilution at page 84, however your financial statement disclosures at page F-30 continue to state that you expect to account for the public and private placement warrants as liabilities in accordance with ASC 815-40. Please clarify how you will account for the warrants and revise your disclosures to correct these inconsistencies in your next amendment. To the extent you no longer intend to account for the warrants as liabilities, please explain the factors that led to the change in classification from liabilities and cite the underlying guidance that supports your accounting.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has added additional disclosure to Note 2 on pages F-10 and F-11 of the unaudited interim condensed financial statements to clarify the circumstances that resulted in the updated accounting treatment for the warrants as equity. The Company’s capitalization table in the Registration Statement is consistent with the disclosure in the interim financial statements. The change in the accounting treatment of the warrants was the result of changes to the draft warrant agreements, which have not yet been executed. This change occurred subsequent to the issuance of the audited financial statements and did not exist at the date of the balance sheet being reported on but arose subsequent to that date. PCAOB Auditing Standard (“AS”) 2801.05 stipulates that such an event should not result in an adjustment of the financial statements. We considered the guidance in AS 3110.08 and determined that the required disclosure is included in the unaudited interim condensed financial statements included in the registration statement.

On May 11, 2021 and in subsequent amendments, we described in our registration statement and included as an exhibit a draft, unexecuted warrant agreement providing for the terms of the private placement warrants and public warrants we expect to issue in connection with this offering. We expected to account for those warrants in our financial statements as liabilities pursuant to ASC 418. On September 8, 2021, we filed an amendment to our registration statement and included as an exhibit thereto a draft, unexecuted private placement warrant agreement and a draft, unexecuted public warrant agreement which included revised terms for the private placement warrants and the public warrants we propose to issue in connection with the offering. Due to the revised terms, including (i) the separation of the private placement warrants and the public warrants into two agreements pursuant to which the settlement amounts for each warrant are not dependent upon the characteristics of the holder thereto, (ii) clarification of certain provision with respect to tender offers and exchange offers such that they only apply under a change of control and (iii) certain other changes to the redemption provisions, we now expect to account for both the private placement warrants and the public warrants, when such warrant agreements are executed, as equity instruments. Further analysis related to both the Public Warrant Agreement (exhibit 4.4) and the Private Placement Warrant Agreement (exhibit 4.5) (together, the “Warrant Agreements”) is as follows:

Public Warrant Agreement

The public warrants will be issued collectively with the units issued in the Company’s initial public offering. Each unit will consist of one share of common stock and one-third of one public warrant, with each whole public warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The public warrants will be publicly traded under a separate ticker from the Company’s shares of common stock and, therefore, are considered legally detachable and separable. As such, the public warrants are considered to be freestanding instruments, as they are legally detachable from the unit and the common stock and are separately exercisable.

Private Warrant Agreement

The private warrants will be issued collectively with the units issued in the initial public offering and will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share. The private warrants are not registered and are not currently trading. They are non-transferable, except under limited exceptions, until the consummation of a business combination whereby the private warrants will be registered with the SEC. Once registered, the private warrants will be able to be sold or transferred. The private warrants are freestanding instruments, as they are legally detachable from the unit and the common stock and are separately exercisable.

Are the public and private warrants within the scope of ASC 480 to be classified as a liability?

The warrants do not meet the criteria in ASC 480-10 for liability classification and therefore are not within the scope of ASC 480. Management notes that the warrants do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Are the public and private warrants indexed to the Company’s common stock?

The outstanding public and private warrants are freestanding financial instruments that will be issued in connection with the Company’s initial public offering which will allow for the potential future purchase of shares. They have been determined to be freestanding instruments and are evaluated for inclusion in ASC 480 above and were not within the scope of that standard.

Exercise Contingencies

Section 3.3.5 of the Warrant Agreements (Maximum Percentage) contain an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) of the Warrant Agreements is considered an exercise contingency. The Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the warrants, as they only become redeemable when the warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this

$18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Consequently, this is considered an exercise contingency. An exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on certain criteria in ASC 815-40-15-7B. The exercise contingencies in Section 3.3.5 and Section 6.1 of the warrant agreements are not based on the criteria in ASC 815-40-15-7A and as such do not preclude the warrant from being considered indexed to the entity’s own stock.

Settlement Provisions

The agreements contain a cashless exercise provision. For this provision, the fair value (Section 3.3.1.b of the Warrant Agreements) shall mean the average last reported sale price of the Class A common stock for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent.

These cashless exercise features are applicable to both the public and private warrants in different scenarios. In all cases, the settlement amount is the difference between the fair value and a fixed monetary amount (the exercise price), and the calculation is the same for all warrants and the warrants are not precluded from being indexed to their own equity.

Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreements provide for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price in Section 4 of the Warrant Agreements.

ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Based on our review, these sections do not preclude the warrants from being considered indexed to the Company’s own stock.

As part of our analysis, we have specifically considered whether there are any terms or provisions in the Warrant Agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrants. For example, are the warrants redeemable by the Company at a specific price depending on the holder of the warrants? We did not note any such terms or provisions in the Warrant Agreements that would result in liability treatment.

Do the warrants meet all of the conditions for equity classification?

ASC 815-40-25-1 and 2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. Based on our review, the warrants meet the “classified in stockholders’ equity” criteria in ASC 815-40-25.

Our Forward Purchase Agreement and Committed Capital, page 107

3.

We note your new disclosure regarding a forward purchase agreement [the FPA], including that you “expect to enter into a [FPA] with an affiliate of our sponsor, which will provide for the purchase of up to $40,000,000 of shares of Class A common stock” and that the “amount of forward purchase shares to be purchased by our sponsor under the [FPA] may be increased at our request at any time prior to our initial business combination, but only if agreed to by the affiliate of our sponsor in its sole discretion.” You list as exhibit 10.9 a form of the FPA “by and between the Registrant and the investors listed as purchasers on the signature page thereof.” We will need to consider the actual provisions of the FPA once you file it as exhibit 10.9, such as the nature of the “binding obligation” and the related “conditions” you reference at page 26. Please revise to discuss those items in greater detail, and provide enhanced disclosure to identify the “investors” and the “affiliate” and to quantify the (maximum) amount of any potential increase to the number of shares the sponsor might purchase. Also revise to clarify why the FPA appears to be with “investors” or an affiliate of the sponsor even though you suggest that the sponsor will be the entity making the purchases.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has filed the Forward Purchase Agreement as an exhibit to the Registration Statement. Please see Exhibit 10.8. Additionally, the Company has revised the disclosure in the Registration Statement to reflect that the purchaser of Forward Purchase Shares will be M3-Brigade III FPA LP, a Delaware limited partnership that is an affiliate of our sponsor, and has further updated the Registration Statement to reflect some of the material closing conditions of the Forward Purchase Agreement. Please see the cover page and pages 1, 2, 25, 26, 42, 43, 92, 107, 108, 146, 148, 149 and 162.

4.

You suggest that your “committed capital makes us more attractive to both asset owners and management teams of potential business combination targets” and that your ability to complete the initial business combination “will be enhanced by the certainty we bring through the significant [FPA]....” But you also disclose that the amount of forward purchase units sold pursuant to “the forward purchase agreements will be determined by us at our sole discretion” and if not fully drawn would be sold to investors on a pro rata basis.

Revise to clarify how the “committed capital” would make you more attractive when you disclose to targets that there is no minimum amount that must be purchased by the investors and in light of risk factor disclosure at page 42 which leaves open the possibility that you may be unable to enter into the FPA in the first instance. Also explain the reference to multiple such agreements in the above excerpt about your sole discretion. Lastly, please disclose what factors you would consider in determining how many units to sell pursuant to the FPA and whether to seek additional purchases above $40M, an option you mention.

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has clarified (1) why we think the committed capital makes us more attractive to both asset owners and management teams of potential business combination targets, (2) how we will determine how many units to sell under the Forward Purchase Agreement, and (3) that we are only entering into a single forward purchase agreement at this time. Please see page 108.

*    *    *    *    *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3146.

Very truly yours,

/s/ David A. Curtiss
David A. Curtiss

cc:     Paul, Weiss, Rifkind, Wharton & Garrison LLP

David A. Huntington

M3-Brigade Acquisition III Corp.

Mohsin Meghji

Charles Garner

Matthew Perkal

Ellenoff Grossman & Schole LLP

Douglas Ellenoff

Stuart Neuhauser